SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF nº 01.545.826/0001 -07
NIRE 35.300.147.952

Publicly-held Company

GENERAL MEETING OF THE DEBENTURE HOLDERS FOR THE
FOURTH ISSUE OF SIMPLE DEBENTURES ISSUED BY GAFISA S.A.

Convocation Announcement

Pursuant to Articles 71 and 124 of Law Nº 6,404 promulgated on December 15, 1976, GAFISA S.A. hereby invites all debenture holders for its fourth issue of simple debentures to attend the General Meeting of the Debenture Holders to be held at 10h00 a.m. on July 1, 2009 at the head offices of the Fiduciary Agent, located at Avenida Brigadeiro Faria Lima 3900, 10th floor, Itaim Bibi, Ciity and State of São Paulo, Brazil, in order to deliberate on the following Order of the Day:

1. Exclusion of the limit on indebtedness established in line (m) of item 4.12.1 of the Deed of Issue of R$ 1,000,000,000.00 (one billion Brazilian Reais), as the stipulation of this ceiling in absolute values is no longer an adequate criterion for proving the payment capacity of GAFISA;

2. Substitution of the ‘SFH Debt’ concept established in line (b) of line (m) of item

4.12.1 of the Deed of Issue by the ‘Project Debt’ concept, with the following definition: ‘Project Debt’ is the sum of all loan agreements signed by Gafisa in order to finance construction, funded through the Housing Finance System (SFH) or the Length of Service Guarantee Fund (FGTS), including loan agreements signed by its subsidiaries, calculated in proportion to the stakes held by Gafisa in each of them;

3. Alteration of the formula set forth in item 1 of line (m) of item 4.12.1 of the Deed of Issue to: ‘Total Debt – Project Debt – Cash & Banks / Net Worth 75%;

4. Inclusion in the Deed of Issue of an Early Redemption Clause for debentures in circulation, through payment of the unit face value of the debentures plus remuneration, with no payment of premium; and

5. Other matters of interest to the debenture holders as a whole.

Subject to approval of the matters presented in items 1 to 4 above, the Issuer may propose an alteration in the remuneration of the debentures as set forth in item 4.9 of the Deed of Issue or the payment of a premium, which will be defined at the General Meeting.

General Information:

(i) The proxies signed by the debenture holders for their representation at the General Meeting of the Debenture Holders must be deposited at the address of the Fiduciary Agent up to 2 (two) business days prior to the date of this Meeting.

São Paulo, June 15, 2009

GAFISA S.A.
Issuer

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.